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# ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

SEC
Mail Processing
Section

FEB 2 8 2013

Washington DC
402

| SEC FILE NUMBER |
| --- |
| 8- 25790 |

### FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___01/01/12___ AND ENDING___12/31/12___

                                                         MM/DD/YY                                     MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Garden State Securities, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

| OFFICIAL USE ONLY |
| --- |
| FIRM I.D. NO. |

328 Newman Springs Rd.
                                    (No. and Street)

Red Bank                     New Jersey             07701
      (City)                        (State)                (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mindy Horowitz, CFO/FINOP           732-280-6886
                                                            (Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WithumSmith+Brown, PC
                    (Name – *if individual, state last, first, middle name*)

3040 U.S. Highway 22 West, Suite 110   Somerville, NJ       08876
     (Address)                         (City)               (State)             (Zip Code)

CHECK ONE:

    ☒ Certified Public Accountant

    ☐ Public Accountant

    ☐ Accountant not resident in United States or any of its possessions.

| **FOR OFFICIAL USE ONLY** |
| --- |
| |

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*



# OATH OR AFFIRMATION

I, <u>Mindy Horowitz, CFO/FINOP</u> , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of <u>Garden State Securities, Inc.</u> , as of <u>December 31</u> , 20 <u>12</u> , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_Lindy Horowitz_
Signature

_CFO / FIN oP_
Title

_February 27, 2013_

_Monica Thompson_
Notary Public

MONICA S. THOMPSON
Notary Public
New Jersey
My Commission Expires Aug. 25, 2013

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

_**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)._

**Garden State Securities, Inc.**
**Table of Contents**
**December 31, 2012**

| | Page(s) |
|---|---|
| **Independent Auditors' Report**........................................................................................................ | 1-2 |
| **Financial Statement** | |
| Statement of Financial Condition....................................................................................................... | 3 |
| Notes to Financial Statement............................................................................................................. | 4-10 |



**WithumSmith+Brown, PC**
Certified Public Accountants and Consultants

3040 Route 22 West, Suite 110

Somerville, New Jersey 08876 USA

908 526 6363 . fax 908 526 9944

www.withum.com

Additional Offices in New Jersey,
New York, Pennsylvania, Maryland,
Florida, and Colorado


**Independent Auditors' Report**


To the Shareholders of
Garden State Securities, Inc.

**Report on the Financial Statement**

We have audited the accompanying statement of financial condition of Garden State Securities, Inc. as of December 31, 2012, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of and the related notes to the financial statement.

**Management's Responsibility for the Financial Statement**

Management is responsible for the preparation and fair presentation of the financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a financial statement that is free from material misstatement, whether due to fraud or error.

**Auditors' Responsibility**

Our responsibility is to express an opinion on the financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.



**Opinion**

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Garden State Securities, Inc. as of December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.

*Witham Smith & Brown, PC*

Somerville, New Jersey
February 19, 2013

**Garden State Securities, Inc.**
**Statement of Financial Condition**
**December 31, 2012**

**Assets**

| | | |
|---|---|---:|
| Cash and cash equivalents | $ | 241,391 |
| Restricted cash | | 115,000 |
| Securities owned, at fair value | | 280,684 |
| Due from clearing firm | | 552,258 |
| Furniture, equipment, and leasehold improvements | | 108,417 |
| Due from related entities, net | | 334,655 |
| Prepaid expenses and other assets | | 485,014 |
| | $ | 2,117,419 |

**Liabilities and Stockholders' Equity**

Liabilities

| | | |
|---|---|---:|
| Accounts payable and accrued expenses | $ | 821,660 |
| Securities sold, not yet purchased | | 36,590 |
| | $ | 858,250 |

Subordinated borrowings

| | | |
|---|---|---:|
| Liabilities subordinated to the claims of general creditors - loans | | 150,000 |
| | | 1,008,250 |

Stockholders' equity

| | | |
|---|---|---:|
| Common stock - no par value; 1,000 shares authorized, issued and outstanding | | 40,000 |
| Additional paid-in capital | | 732,706 |
| Retained earnings | | 336,463 |
| Total Stockholders' equity | | 1,109,169 |
| | $ | 2,117,419 |

The Notes to the Financial Statement are an integral part of the statement.

**Garden State Securities, Inc.**
**Notes to Financial Statement**
**December 31, 2012**

1.  **Organization and Nature of Business**
    Garden State Securities, Inc. (the "Company") is a full service broker-dealer whose primary business is to provide financial services to the general public and to the financial community as a registered broker-dealer in accordance with the Securities and Exchange Act of 1934. In addition, the Company provides investment banking and advisory services to micro, small and mid-cap growth companies and engages in trading securities and market making. The Company clears securities transactions through two clearing firms on a fully-disclosed basis and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and Securities Investor Protection Corporation ("SIPC").

2.  **Significant Accounting Policies**

    **Cash and Cash Equivalents**
    Cash and cash equivalents include cash on hand and in the bank, as well as all short-term securities held for the primary purpose of general liquidity. Such securities normally mature within three months from the date of acquisition.

    **Securities Owned**
    Securities owned are valued at fair value, as required. See Note 4 - Fair Value Measurements for further disclosure.

    **Furniture, Equipment and Leasehold Improvements**
    Furniture and equipment are recorded at cost. Depreciation is calculated using the straight-line method based on the estimated useful lives of the related assets, which range from three to five years. Leasehold improvements are amortized using the straight-line method over the shorter of the estimated useful lives of the assets or the terms of the leases. The Company continually evaluates whether current events or circumstances warrant adjustments to the carrying value or estimated useful lives of fixed assets in accordance with professional standards. Expenditures for maintenance and repairs are expensed as costs are incurred.

    **Revenue Recognition**
    The Company generally acts as an agent in executing customer orders to buy or sell listed and over-the-counter securities and charges commissions based on the services the Company provides to its customers. The Company may also act as a principal and execute a customer's purchase or sale order with another broker-dealer market-maker at the best inter-dealer market price available and charge a mark-up or mark-down. Mark-up, mark-downs and commissions are generally priced competitively based on the services provided to customers. In each instance the commission charges, mark-ups or mark-downs, are in compliance with guidelines established by FINRA. During 2012, the Company generally discontinued its practice of acting as a principal and charging a mark-up or mark-down to its customers.

    Customer security transactions and the related commission income and expense are recorded on a trade date basis. Customers who are financing their transactions on margin are charged interest. The Company's margin requirements are in accordance with the terms and conditions mandated by its clearing firms.

    Investment banking revenues include income arising from securities offerings in which the Company acts as an agent and also include fees earned from providing financial advisory services. These fees can be in the form of cash and/or securities. Investment banking revenues are recorded when earned. Securities received in lieu of cash are recorded at fair value when earned. See Note 4 - Fair Value Measurements for further disclosure.

    Net trading profits result in gains or losses from securities transactions entered into for the accounts of the Company. Some of these transactions may involve the Company taking a position in securities that may expose the Company to losses. Net trading profits are recorded on a trade date basis.

4

The Company also receives revenue from the sale of mutual funds and annuity products directly from the vendors. These revenues are generally recorded when earned. An immaterial amount of revenue is recorded when received.

**Use of Estimates**
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

**Income Taxes**
The Company is classified as a subchapter "S" corporation for federal and state income taxes. As such, the stockholders will reflect income or loss, as applicable, on their individual tax returns. As a result, no provision for income taxes is reflected in these financial statements.

Management has analyzed the Company's tax positions, and has concluded that no liability for unrecognized tax benefits should be recorded for related tax positions taken on returns filed for open years 2008-2011, or expected to be taken in year 2012 tax returns. The Company identifies its major tax jurisdictions as U.S. Federal and New Jersey where the Company operates. The Company is not aware of any tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will change materially in the next 12 months. In addition, the Company has no income tax related penalties or interest for the period reported in these financial statements.

3.  **Restricted Cash**
The Company is required to maintain deposits totaling $115,000 with its clearing brokers. These deposits are maintained in interest bearing accounts.

4.  **Fair Value Measurements**

Securities owned are recorded at fair value in accordance with ASC 820 which establishes a common definition for fair value to be applied to existing generally accepted accounting principles that require the use of fair value measurements, establishes a framework for measuring fair value and expands disclosure about such fair value measurements.

In determining fair value, the Company uses various valuation approaches. ASC 820 establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflects the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 – Observable inputs such as quoted market prices in active markets or identical assets or liabilities

Level 2 – Observable market-based inputs or observable inputs that are corroborated by market data

Level 3 – Unobservable inputs for which there is little or no market data, which require the use of the reporting entity's own assumptions

The assets' fair value measurement level within the fair value hierarchy is based on the most observable level of any input that is significant to the fair value measurement. The valuation techniques used by the Company maximized the use of observable inputs and minimized the use of unobservable inputs.

The following table sets forth by level within the fair value hierarchy, the securities owned by the Company, as of December 31, 2012:

**Fair Value Measurements**

**As of December 31, 2012**

| Securities owned at fair value | Level 1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|
| Corporate stocks | $249,371 | -- | -- | $249,371 |
| Restricted stock | -- | -- | 26,563 | 26,563 |
| Restricted warrants | -- | -- | 4,750 | 4,750 |
| | $ 249,371 | $ -- | $ 31,313 | $ 280,684 |

**As of December 31, 2012**

| Securities sold, not yet purchased | Level 1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|
| Corporate stocks | ($36,590) | -- | -- | ($36,590) |

The following is a description of the valuation methodologies used for assets measured at fair value.

Corporate stocks and options are valued using quoted prices in active markets. As such, these securities are classified as Level 1 measurements.

Investments in restricted equity securities and warrants were obtained from investment banking activities. While these securities are actively traded, the Company is required to hold them for a period of time. The securities are valued at a 40% discount due to their restricted status and are categorized as Level 3 securities.

These methods are consistent with prior years.

The changes in Level 3 investments measured at fair value on a recurring basis for the year ended December 31, 2012 are summarized below:

| | Level 3 Measurements |
|---|---|
| Beginning Balance | $ 151,222 |
| Purchases | 176,372 |
| Sales | (352,527) |
| Realized and unrealized gains/losses-net, included in earnings | 56,246 |
| Ending balance | $ 31,313 |

5.  **Furniture, Equipment and Leasehold Improvements**

Furniture and equipment and leasehold improvements, at cost, consisted of the following as of December 31, 2012:

| | |
|---|---:|
| Furniture and equipment | $ 235,733 |
| Leasehold improvements | 49,770 |
| | 285,503 |
| Less: accumulated depreciation and amortization | (177,086) |
| Property and equipment - net | $ 108,417 |

Total depreciation and amortization expense was $22,952 for the year ended December 31, 2012.

6.  **Liabilities Subordinated to the Claims of General Creditors**

On July 1, 2009, the Company entered into a loan agreement with RBC Correspondent Services totaling $300,000. The loan, which is subordinated to claims of general creditors, pays interest quarterly at the rate of 30 day LIBOR + 3.5% per annum, maturing in 2015. The third of the six annual principal repayments of $50,000 was made on July 31, 2012. Future annual principal payments are due on July 31, 2013, 2014 and 2015. The balance outstanding at December 31, 2012 is $150,000.

In April 2003, the Company entered into subordinated loan agreements for $23,000 and $7,500. The loans had an original maturity date of April 30, 2006 but were extended, with FINRA approval, to a maturity date of April 30, 2012. The loans were paid in full on April 30, 2012. Interest was paid monthly at the rate of 8%.

Liabilities subordinated to the claims of general creditors are available in computing net capital pursuant to rule 15c3-1 and require the approval of FINRA before any prepayment can occur. To the extent that such borrowings are required for the Company's compliance with minimum net capital requirements, they may not be repaid.

7.  **Net Capital Requirements**

Pursuant to the basic uniform net capital provisions of the Securities and Exchange Commission, the Company is required to maintain a minimum net capital, as defined in such provisions. Further, the provisions require that the ratio of aggregate indebtedness, as defined, to net capital shall not exceed 15 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2012, the Company was in compliance with its net capital requirements. The net capital and net capital requirements of $139,632 and $100,000, respectively, resulted in excess net capital of $39,632. The Company's percentage of aggregate indebtedness to net capital was 5.88 to 1.

8. **Risks and Uncertainties**

The Company is engaged in trading and providing a broad range of securities brokerage and investment services to a diverse group of retail and institutional clientele, as well as corporate finance and investment banking services to corporations and businesses. Counterparties to the Company's business activities include broker-dealers and clearing organizations, banks and other financial institutions. The Company primarily uses clearing brokers to process transactions and maintain customer accounts on a fee basis for the Company. The Company uses two clearing brokers for substantially all of its business. The Company permits the clearing firms to extend credit to its clientele secured by cash and securities in the client's account. The Company's exposure to credit risk associated with the non-performance by its customers and counterparties in fulfilling their contractual obligations can be directly impacted by volatile or illiquid trading markets, which may impair the ability of customers and counterparties to satisfy their obligations to the Company. The Company has agreed to indemnify the clearing brokers for losses they incur while extending credit to the Company's clients. It is the Company's policy to review, as necessary, the credit standing of its customers and counterparties. Amounts due from customers that are considered uncollectible by the clearing broker are charged back to the Company by the clearing broker when such amounts become determinable. Upon notification of a charge back, such amounts, in total or in part, are then either (i) collected from the customers, (ii) charged to the broker initiating the transaction, and/or (iii) charged as an expense, based on the particular facts and circumstances.

Securities owned are exposed to various market and credit risks. Due to the level of risk associated with these securities, it is at least reasonably possible that changes in the values of securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of financial condition.

The Company maintains its cash in bank deposit accounts with one major financial institution. Interest bearing accounts are insured by the Federal Deposit Insurance Corporations up to $250,000. In 2012, non-interest bearing accounts were fully insured, without limit. Beginning January 1, 2013, non-interest bearing accounts will be insured up to $250,000. The bank accounts, at times, exceed federally insured limits. The Company monitors the financial condition of these institutions and has not experienced any losses on such accounts.

9. **Special Account for the Exclusive Benefit of Customers**

The Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers" since it meets the requirements of rule 15c3-3(k)(2)(ii), which, among other provisions, requires the Company to clear all transactions with and for customers on a fully-disclosed basis with a clearing broker or dealer, and to promptly transmit all customer funds and securities to the clearing broker or dealer which carries all of the accounts for such customers.

10.     **Commitments and Contingencies**

**Operating Leases**
In February 2010, the Company entered into an agreement to lease office space in Red Bank, New Jersey, under an initial six-year operating lease, with the option to renew for an additional five year term. This non-cancelable operating lease carries escalating payments through its expiration in 2016. In addition, the Company is responsible for paying its pro rata share of certain expenses.     The lease is guaranteed by several stockholders of the Company.

The Company also entered into lease agreements for certain office equipment. The lease payments are charged to expense when incurred.

Future minimum lease payments for all leases are as follows for the years ended December 31:

| | |
|---|---|
| 2013 | $   271,464 |
| 2014 | 269,375 |
| 2015 | 266,053 |
| 2016 | 89,314 |
| 2017 | 787 |
| | $  896,993 |

Total rent expense for all operating leases was $231,648 for the year ended December 31, 2012.

**Clearing Broker Agreement**
Effective June 2008, the Company entered into a five-year clearing agreement with one of its clearing firms, which provides for a termination fee of $10,000 per month for each remaining month of the term upon cancellation of agreement by either party.

**Legal and Other Contingencies**
The outcomes of legal proceedings and claims brought against us are subject to significant uncertainty. Professional standards requires that an estimated loss from a loss contingency such as a legal proceeding or claim should be accrued by a charge to income if it is probable that an asset has been impaired or a liability has been incurred and the amount of the loss can be reasonably estimated. Disclosure of a contingency is required if there is at least a reasonable possibility that a loss has been incurred. In determining whether a loss should be accrued we evaluate, among other factors, the degree of probability of an unfavorable outcome and the ability to make a reasonable estimate of the amount of loss. Changes in these factors could materially impact our results of operations, financial position, or our cash flows. In the ordinary course of business the Company may be a party to claims or disputes. Amounts are accrued or disclosed based on the criteria described above.

In 2012, the Company resolved several regulatory proceedings with FINRA and agreed to a censure and monetary fines in the aggregate amount of $315,000 which is being paid over time. In addition, the Company settled several customer complaints and arbitrations in the aggregate amount of $161,690 of which the Company was responsible for and paid $20,500. The balance of the settlement payments were borne by the financial advisors.

At December 31, 2012, the Company has accrued $232,739 for legal and regulatory settlements, which includes the balances owed on the fines described above.

11.    **Related Party Transactions**

In previous years, the Company received advances from Garden State Holdings, LLC ("GSH"), and an entity under common control, owned by the same shareholders of the Company. GSH is not an operating company and has no assets other than the related party transaction described above. This advance is subject to interest payments on a monthly basis in accordance with terms of a line of credit entered into by GSH. Additionally, during the year, the Company advanced funds to certain related parties, under common control. The total net amount due from related entities was $334,655 at December 31, 2012. Included in prepaid expenses and other assets is a receivable from one of the Company's owners in the amount of $97,000. We anticipate this to be fully collectible.

In January 2012, the Company, and one of the companies affiliated through common ownership, entered into a management services agreement. During the year, the Company collected fees in the amount of approximately $650,000 under this agreement.

The Company has recognized $79,541 of revenue related to insurance services from an entity owned by the stockholders of the Company.

12.    **Subsequent Events**

The Company has evaluated subsequent events through the date of financial statement issuance and has determined that there are no events requiring recognition or disclosure in these financial statements.

GARDEN STATE SECURITIES, INC.

Statement of Financial Condition

December 31, 2012

With Independent Auditors' Report

Filed pursuant to Rule 17a-5(e)(3) under the
Securities Exchange Act of 1934
As a PUBLIC DOCUMENT